601 Lexington Avenue
New York, New York 10022

(212) 446-4800	Facsimile:
(212) 446-4900
www.kirkland.com

September 9, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:		Mr. Justin Dobbie
Mr. J. Nolan McWilliams

	Re:	Ignite Restaurant Group, Inc.
Registration Statement on Form S-1
Filed July 29, 2011
File No. 333-175878

Dear Messrs. Dobbie and McWilliams:

This letter is being furnished on behalf of Ignite Restaurant Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 25, 2011 to Raymond A. Blanchette, III, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-175878) (the “Registration Statement”) that was filed with the Commission on July 29, 2011.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.  Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes.  All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of

Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.  Accompanying captions, if any, should also be provided.  We may have comments after reviewing the materials.

Response:  We respectfully advise the Staff that the artwork the Company intends to use in the prospectus has been included in Amendment No. 1.

2.                                      Please revise your filing to include a pro forma condensed balance sheet, statement of operations, and accompanying explanatory notes, as required by Article 11 of Regulation S-X.  In addition, such pro forma financial information should be preceded by an introductory paragraph that briefly describes:

•      each transaction for which pro forma effects are presented;

•      the periods presented; and

•      an explanation of what the pro forma presentation shows.

Please note that pro forma adjustments should be referenced to footnotes that provide sufficient detail to understand the calculations and assumptions used to arrive at each adjustment.

Response:  Based upon the Staff’s comment, the Company has included a pro forma condensed balance sheet, statement of operations, and accompanying explanatory notes, as required by Article 11 of Regulation S-X, on pages 45 through 51 in Amendment No. 1.

3.                                      With respect to your pro forma information, adjustments that are directly attributable to this offering should be disaggregated from other pro forma information required by Article 11.  In particular, we suggest you include a subtotal pro forma column that gives effect to adjustments associated with the offering and a separate column or columns that detail adjustments related to the refinancing, the corporate reorganization, and the termination of your management agreement.  For guidance, please refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

Response:  Based upon the Staff’s comment, the Company has included the appropriate pro forma condensed balance sheet, statement of operations, and accompanying explanatory notes, as required by Article 11 of Regulation S-X, in Amendment No. 1 in light of the liquidation and distribution transactions discussed in Amendment No. 1.

Cover Page of Prospectus

4.                                      Please disclose how the overallotment shares will be allocated between the company and the selling stockholders.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus to disclose the portion of the underwriters’ option to purchase additional shares that will be allocated between the Company and the selling stockholders.

Prospectus Summary, page 1

Our Company, page 1

5.                                      Please revise the first paragraph to briefly explain what an “endorser brand” is.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 75 to briefly explain what the term “endorser brand” means.

6.                                      Please provide us with support for your statement that “[y]our comparable restaurant sales have . . . outperformed the KNAPP-TRACK™ report of casual dining restaurants over the same period of time.”  We note a similar statement regarding same store sales performance in the first paragraph on page 47.  Please also revise your disclosure to explain what this report is and how you outperformed it.

Response:  We respectfully advise the Staff that support for the statements identified above have been attached to this letter as Appendix A.  In addition, based upon the Staff’s comment, the Company has revised the disclosure on page ii to explain what the KNAPP-TRACK™ report is and how the Company outperformed it.

Our Strategy, page 4

Driving Guest Satisfaction, page 5

7.                                      Please provide us with support for your statement that “[y]our focus on menu innovation and guest service has contributed to Joe’s Crab Shack guest satisfaction scores improving by over 1,300 basis points since we began measuring guest satisfaction through a third party vendor in August 2008.”  Also, to the extent you are unable to objectively support the contribution of menu innovation and guest services to the score improvement, please revise to characterize this as a belief.

Response:  We respectfully advise the Staff that support for the statements identified above have been attached to this letter as Appendix B.  In addition, based upon the Staff’s comment, the Company has revised the disclosure on pages 5 and 78.

Company History and Information, page 5

8.                                      We note that you did not acquire all of the Joe’s Crab Shack restaurants owned by Landry’s in 2006.  Please disclose whether Landry’s continues to operate any of the restaurants that you did not acquire and include a discussion of any limitations on Landry’s continued use.  Please also file the license agreement with Landry’s as an exhibit to the registration statement or explain why you believe it is not a material contract.

Response:  We respectfully advise the Staff that Landry’s currently operates two Joe’s Crab Shack restaurants.  Both restaurants are subject to a perpetual license that allows Landry’s to use the Joe’s Crab Shack name until the license agreement is terminated by Landry’s.  The total royalty payments received from Landry’s under the license agreement in fiscal year 2010 and during the twenty-four weeks ended June 20, 2011 were $181,781 and $94,115, respectively.  In addition, the Company does not have any material ongoing obligations in connection with the license agreement.  For these reasons, the Company determined that the license agreement is not material to the Company.

Risk Factors, page 15

Changes in food and supply costs, including the cost of crab, page 17

9.                                      Please revise this risk factor by briefly discussing recent pricing trends for crab and shrimp and disclose that you expect crab prices to remain high in the short-term.  We note in this regard your disclosure on page 52.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 18 to briefly discuss recent pricing trends for crab and shrimp and the Company’s expectations for short-term pricing trends.

Use of Proceeds, page 34

10.                               It appears that you have deducted offering expenses payable by you in the first paragraph of this section and allocated certain of the net proceeds to certain offering expenses in the third bullet point of the second paragraph.  Please revise to reconcile this inconsistency or explain the difference between the two categories of offerings expenses.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on pages 7 and 35.

Dividend Policy, page 35

11.                               We note that you do not anticipate paying any cash dividends in the foreseeable future.  Please revise to discuss the reasons for the $80 million dividend paid indirectly to J.H. Whitney VI.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 36 to note the reason for the dividend in March 2011.

12.                               In this regard, it appears that this dividend is to be paid out of proceeds of the offering rather than from the current year’s earnings.  As such, pro forma per share data should be presented, on the face of your financial statements for the latest year and interim period only, giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS and pro forma EPS as requested in comments two and three.  The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering.  Please note that, for purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.  Refer to the guidance outlined in SAB Topic 1:B:3.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on pages F-4, F-13 through F-15, F-25, and F-29 through F-31 to provide pro forma per share data on the face of the Company’s financial statements and in the notes for the most recent fiscal year and interim period.

The Corporate Reorganization, page 38

13.                               You indicate that shares of your common stock will be issued in exchange for all Series A preferred units and common units of JCS Holdings.  In this regard, please revise your consolidated balance sheet for the latest interim period to include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the conversion in connection with the offering.  Also, pro forma earnings per share should also be presented on the face of the statement of operations for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the number of common shares into which the Series A preferred units and common units of JCS Holdings shares will convert in connection with the offering.  The notes to your financial statements should also be revised to explain the nature of the pro forma presentations, including the significant assumptions used in calculating or determining the weighted average shares used in computing your pro forma earnings per share for each period presented.  Also, since it appears that the reclassification is structured in such a manner that the number of shares issued will significantly vary based on the offering price, please provide a sensitivity analysis detailing the impact that a change in the offering price will have on dilution and earnings per share.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to disclose that in connection with, and immediately prior to the completion of the public offering, the Company will effect a stock split of its common stock rather than a merger of the Company with its parent company, JCS Holdings, LLC.  Immediately after the stock split, all of the outstanding shares of common stock of the Company will be held by JCS Holdings, LLC.  JCS Holdings, LLC will be the sole selling stockholder in the public offering.  Immediately after completion of the public offering, JCS Holdings, LLC will liquidate and distribute the shares of common stock of the Company then held by it and/or the cash proceeds received in the public offering to the holders of its Series A preferred units and its vested common units in accordance with the provisions then in effect of its governing operating agreement.  In addition, following this public offering, we will issue restricted shares of our common stock to members of our management and independent directors who held unvested common units in JCS Holdings, LLC as a replacement for such invested common units, which will be subject to substantially identical vesting conditions as the unvested common units.  Please see the disclosure on pages 6 and 8 for additional details regarding the stock split and the subsequent distribution and liquidation of JCS Holdings, LLC.

In addition, we respectfully advise the Staff that the Company has included a pro forma condensed balance sheet, statement of operations, and accompanying explanatory notes, as required by Article 11 of Regulation S-X, in Amendment No. 1, as well as revising the notes to its financial statements to explain the nature of the pro forma presentations.

14.                               We note that you do not discuss the termination of the management agreement with J.H. Whitney in this section.  Please confirm that the termination is not part of the corporate reorganization.  Otherwise, please discuss the termination in this section.

Response:  We respectfully advise the Staff that the termination of the management agreement will be in connection with the public offering and is disclosed on page 120 under the section entitled “Certain Relationships and Related Party Transactions,” as well as the pro forma financial statements provided in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition, page 46

Overview, page 46

15.                               Please tell us, with a view towards revised disclosure, what you mean by the phrase “industry leading performance” in the fourth paragraph of this section.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 52 to disclose that the Company’s initiatives have favorably impacted the Company’s performance.

Results of Operations, page 50

16.                               Please tell us the reasons that you only include the average check for your Joe’s Crab Shack concept restaurants in the table at the bottom of page 50.  Also, please clarify whether the other comparable restaurant data provided in this table applies to all of your restaurant concepts or only Joe’s Crab Shack.

Response:  We respectfully advise the Staff that the Company only includes the average check for Joe’s Crab Shack because the average check for Brick House Tavern + Tap would be misleading to investors in light of the significant level of alcohol sales and appetizer sales at Brick House Tavern + Tap.  Average check at Joe’s Crab Shack is calculated by dividing net sales by guest count for a given time period.  Guest count represents the estimated number of guests served in the restaurant, which is estimated based upon the number of entrées sold with a multiplier assigned to entrées that are commonly shared.  Guest count is significantly more difficult and subjective to quantify for the Brick House Tavern + Tap brand because of the significant level of alcohol sales and appetizer sales at Brick House Tavern + Tap.  As a result, the Company believes that using the number of entrees at Brick House Tavern + Tap to estimate guest count would significantly understate guest count, which would thereby overstate average check and be misleading to investors.  Accordingly, the Company does not use average check as a key performance measure for Brick House Tavern + Tap.  Please see the disclosure on page 54 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Average Check.”

In addition, based upon the Staff’s comment, the Company has revised the disclosure on page 57 to clarify whether the Comparable Restaurant Data provided in the table applies to Joe’s Crab Shack or both Joe’s Crab Shack and Brick House Tavern + Tap.

17.                               We believe your presentation of period-to-period comparisons could be enhanced by providing a table that summarizes revenues, cost of sales, labor and benefits, occupancy expenses, etc. by restaurant concept.  In this regard, it appears such a presentation is necessary to understand the relative impact that each of your restaurant concepts has on your consolidated results.  Please advise.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on pages 52 and 53 to provide additional disclosure regarding the relatively insignificant part of the business that Brick House Tavern + Tap has been and, at least for the foreseeable future, will continue to be compared to the consolidated Company.  The Company has also added disclosure that it expects new restaurant growth to continue to be substantially weighted towards new Joe’s Crab Shack restaurants for the foreseeable future, which will decrease the proportion of total revenues attributable to Brick House Tavern + Tap in the future.  In light of the modest amount of revenues from the Brick House Tavern + Tap brand and the continued growth of the Joe’s Crab Shack brand compared to the Brick House Tavern + Tap brand, the Company believes that providing a table that presents period-to-period comparisons by restaurant brand would not be material to an investor’s understanding of the Company’s business, and may instead be misleading as to new restaurant performance trends or place undue significance on the Brick House Tavern + Tap brand.

In addition, we respectfully advise the Staff that the Company will continue to review the impact the Brick House Tavern + Tap brand has on the Company’s revenues and consolidated results and will consider additional disclosure in future filings if the impact is deemed material by the Company.

Liquidity and Capital Resources, page 60

Senior Secured Credit Facility, page 61

18.                               Please disclose the amount and material terms of the existing indebtedness that you repaid with the proceeds of the senior secured credit facility.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on pages 68 and 69 to disclose the amount and material terms of the existing indebtedness that the Company repaid with the proceeds of its new senior secured credit facility.

19.                               Please quantify the financial covenants under the senior secured credit facility that you describe on page 62.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 69 to provide additional disclosure to quantify the financial covenants under the senior secured credit facility.

Business, page 67

Guest Satisfaction, page 72

20.                               You state that you use market research to better understand your business and drive improved performance.  The disclosure that follows, however, does not explain how you utilize the data.  Rather, it merely discloses certain survey results.  Please tell us why you believe this presentation is meaningful to potential investors.  In the alternative, please revise to explain how you have utilized the data to better understand your business and drive improved performance.  Please also identify the other casual dining companies included in the population study and how they were selected.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 81 to explain how the Company uses the market research and other data to better understand its business and drive improved performance.  In addition, we respectfully advise the Staff that the 11 casual dining restaurants included in the population study are not identified by name and are kept confidential by the third party provider of the population study.  Each participant in the population study is listed only as “Chain A,” “Chain B,” and so on.  The Company has requested this identifying information on several occasions not in connection with the public offering, but the third party provider has declined to provide the identity of the participants.  We do know that they represent other national and regional casual dining restaurant chains and have revised our disclosure to note that.

Purchasing and Distribution, page 77

21.                               Please revise the third paragraph on page 78 to disclose that your cost of sales increased to 31.5% in the first quarter of 2011, primarily because of increased crab prices.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 86 to disclose that the Company’s cost of sales as a percentage of revenues increased during the twenty-four weeks ended June 20, 2011.

Executive Compensation, page 88

Employment Agreements and Severance and Change of Control Benefits, page 98

22.                               We note that you do not currently have employment agreements with any of your named executive officers.  We also note that you intend to file an offer term sheet between the company and Mr. Blanchette as a material contract.  Please describe the material terms of the offer term sheet, either here or elsewhere in the prospectus, as appropriate.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure throughout the section entitled “Executive Compensation” to note, where appropriate, the material terms of the offer term sheet between the Company and its chief executive officer.

Principal and Selling Stockholders, page 110

23.                               Please identify in footnote (3) to the table the natural person(s) who exercise(s) voting and/or investment power over the common stock held by J.H. Whitney VI.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 119 to disclose the natural persons who exercise voting and/or investment power over the common stock held by J.H. Whitney VI.

24.                               Please add a section to the table in which you disclose beneficial ownership assuming the underwriters exercise the overallotment option.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 118 to add columns to the table to provide for beneficial ownership assuming the underwriters exercise their option to purchase additional shares in the public offering.

25.                               Please disclose that selling stockholders may be deemed underwriters.

Response:  In response to the Staff’s comment, the Company respectfully submits that the selling stockholder, which is an entity substantially-owned by a private equity fund, J.H. Whitney, should not be viewed as an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”).  The analysis supporting the conclusion that the selling stockholder is not a conduit to the offering or participant in the distribution follows:

•                  the selling stockholder obtained the shares it owns that will be covered, if any, for sale by the Registration Statement (the “Shares”) in connection with its purchase of 120 restaurants in October 2006 from Landry’s Restaurants, Inc.  The selling stockholder has held the Shares for almost five years.  The selling stockholder has accepted the market risk of its investment and demonstrated its original desire to purchase the Shares and hold them as an investment;

•                  the selling stockholder’s primary business purpose is engaging in the business of making private equity investments in various companies in various industries.  In addition, the selling stockholder purchased the Shares in the ordinary course of business and not with a view to distribution;

•                  other than the ownership of the Shares and as disclosed in the Registration Statement, the selling stockholder has no other relationship with the Company.  J.H. Whitney engaged in lengthy negotiations regarding the nature of its relationship going forward, including representation on the board of directors of  the Company’s parent company, in a prudent effort to protect and monitor its substantial investment;

•                  the selling stockholder did not and does not have any other agreement or understanding, directly or indirectly, with any other person, including the Company, to resell the Shares, other than entering into an underwriting agreement with the underwriter representative to resell the Shares in this offering;

•                  the selling stockholder is not in the business of underwriting securities;

•                  the amount of shares involved in the proposed registration is well within the Staff’s prior guidelines for valid secondary offerings, including those set forth in Securities Act Forms Compliance and Disclosure Interpretation 216.14; and

•                  the Company will not receive any proceeds from the sale of Shares by the selling stockholder, and other than proceeds that the Company will receive and intends to use to pay J.H. Whitney a termination and transaction fee in connection with the termination of the management agreement, the selling stockholder will not receive any proceeds from the sale of shares by the Company.

Based on the totality of the circumstances, the selling stockholder is not acting as a conduit for the Company.  Accordingly, we respectfully submit to the Staff that the selling stockholder is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Act with respect to the resale of the Shares covered by the Registration Statement.  Rather, we believe that the resales, if any, covered by the Registration Statement represent a true secondary offering, consistent with, among other things, Securities Act Rules Compliance and Disclosure Interpretation 612.09.

26.                               Please advise whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Response:  We respectfully advise the Staff that none of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Certain Relationships and Related Party Transactions, page 112

Management Agreement, page 112

27.                               Please revise to explain in greater detail what you mean by “management consulting services” in the first sentence of this section.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 120 to provide additional details of what management consulting services are encompassed in the management agreement.

Registration Rights Agreement, page 113

28.                               Please file the registration rights agreement as an exhibit to the registration statement.

Response:  We respectfully advise the Staff that the Company will file the registration rights agreement in a subsequent amendment to the Registration Statement prior to printing and distribution of the preliminary prospectus.

Description of Capital Stock, page 114

General, page 114

29.                               You qualify your discussion of your capital stock by reference to “provisions of applicable law.”  It is inappropriate to qualify a discussion by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement.  Please revise accordingly.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 122.

Notes to Consolidated Financial Statements

Note 9—Income Taxes, page F-18

30.                               We note a significant decrease to your deferred tax asset valuation allowance.  In this regard, please provide us with support for your conclusion that such allowance should be reversed.  In addition, please revise your financial statement and critical accounting disclosures in MD&A to include a more detailed accounting policy that discusses your recoverability assessment for these deferred tax assets.

Response:  We respectfully advise the Staff that the Company recorded a full valuation allowance against net deferred tax assets as of December 28, 2009, with a partial reversal in the period ended January 3, 2011.  The overall decrease in the valuation allowance from the December 28, 2009 period to the January 3, 2011 period was largely driven by an increase in deferred tax liabilities (primarily depreciation due to bonus depreciation rules), which lowered the Company’s overall net deferred tax asset and related valuation allowance.

Based upon the Staff’s comment, the Company has revised the disclosure on page 73 and page F-12 to provide additional disclosure of the Company’s recoverability assessment of deferred tax assets.

Note 11—Stock-Based Compensation, page F-20

31.                               Please reconcile your disclosure on page 65, which indicates the fair value of the common shares was estimated on the date of grant through third party valuations of the JCS common shares, to your disclosures on page F-20, which appear to indicate that you performed such valuations internally.

Response:  Based upon the Staff’s comment, the Company has revised disclosure on pages 73 and F-22 to ensure consistency in the Company’s disclosure regarding the Company’s process for estimating the fair value of common shares, including the consideration of third party valuations.

32.                               Please tell us and revise Note 11 to explain in further detail the specific nature and terms of the performance conditions that must occur for certain common units to become vested.  If any of the common units will vest in connection with the planned public offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

Response:  We respectfully advise the Staff that the performance conditions for certain common units to become vested relate to pre-established EBITDA levels at a defined annual and/or cumulative threshold, as stated in each employee’s unit grant agreement or upon a change in control.  Based upon the Staff’s comment, the Company has revised disclosure on page F-21 to provide further details regarding the nature and terms of the performance conditions.  None of the common units will vest in connection with the public offering because there is no change in control, as that term is defined in the respective unit grant agreements.

Note 12—Related Parties, page F-21

33.                               Also, we note from the disclosure on page 28 that, after the completion of the offering, the Sponsors will continue to control a majority of the voting power of your outstanding common stock.  Please revise the notes to your financial statements to disclose the existence of this control relationship.  Refer to the guidance outlined in ASC 850-10-50-6.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-7 to disclose the existence of the control relationship with J.H. Whitney.

Other

34.                               Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

Response:    We respectfully advise the Staff that the Company has included in Amendment No. 1 financial statements as of and for the twenty-four weeks ended June 20, 2011 and June 14, 2010.

35.                               Please provide a currently dated signed consent from the independent public accountant in the amendment.

Response:    We respectfully advise the Staff that the Company will provide a currently dated and signed consent from the independent registered public accounting firm with the Company’s filing of Amendment No. 1.

*          *          *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4660 or my colleague, Jason K. Zachary at (212) 446-4844, at your earlier convenience.

Sincerely,

/s/ Jason K. Zachary
Kirkland & Ellis LLP

cc:           Raymond A. Blanchette, III, President and Chief Executive Officer

Jeffrey L. Rager, Senior Vice President and Chief Financial Officer

Ignite Restaurant Group, Inc.

Appendix A

	Ignite - consolidated	Knapp Track	Beat Knapp Track
2008 Q3	8.3%	(3.9)%	Yes
2008 Q4	0.5%	(6.9)%	Yes

2009 Q1	8.4%	(4.3)%	Yes
2009 Q2	13.3%	(6.6)%	Yes
2009 Q3	11.1%	(6.7)%	Yes
2009 Q4	4.3%	(4.7)%	Yes

2010 Q1	5.1%	(2.3)%	Yes
2010 Q2	3.4%	(1.2)%	Yes
2010 Q3	4.9%	0.8%	Yes
2010 Q4	6.5%	0.5%	Yes

2011 Q1	9.4%	1.2%	Yes
2011 Q2	6.0%	2.0%	Yes

Note: Knapp track figures represent a simple average of monthly results.

Appendix B

Joe's Crab Shack - Overall Satisfaction
85%
80%
75%
70%
65%
60%
55%
50%
8/19/2008
11/19/2008
2/19/2009
5/19/2009
8/19/2009
11/19/2009
2/19/2010
5/19/2010
8/19/2010
11/19/2010
2/19/2011
5/19/2011

Customer Satisfaction Measures

	8/19/2008	8/26/2008	9/2/2008	9/9/2008	9/16/2008	9/23/2008	9/30/2008	10/7/2008	10/14/2008	10/21/2008	10/28/2008	11/4/2008	11/11/2008	11/18/2008	11/25/2008	12/2/2008	12/9/2008	12/16/2008	12/23/2008	12/30/2008	1/6/2009	1/13/2009	1/20/2009	1/27/2009	2/3/2009
Overall Satisfaction	62%	64%	65%	64%	69%	61%	63%	65%	64%	63%	63%	71%	69%	69%	71%	73%	72%	72%	73%	70%	75%	70%	69%	69%	66%

	2/10/2009	2/17/2009	2/24/2009	3/3/2009	3/10/2009	3/17/2009	3/24/2009	3/31/2009	4/7/2009	4/14/2009	4/21/2009	4/28/2009	5/5/2009	5/12/2009	5/19/2009	5/26/2009	6/2/2009	6/9/2009	6/16/2009	6/23/2009	6/30/2009	7/7/2009	7/14/2009	7/21/2009	7/28/2009
Overall Satisfaction	68%	65%	67%	65%	69%	64%	69%	66%	72%	69%	69%	74%	75%	71%	76%	72%	74%	74%	73%	74%	74%	75%	76%	73%	75%

	8/4/2009	8/11/2009	8/18/2009	8/25/2009	9/1/2009	9/8/2009	9/15/2009	9/22/2009	9/29/2009	10/6/2009	10/13/2009	10/20/2009	10/27/2009	11/3/2009	11/10/2009	11/17/2009	11/24/2009	12/1/2009	12/8/2009	12/15/2009	12/22/2009	12/29/2009	1/5/2010	1/12/2010	1/19/2010
Overall Satisfaction	74%	75%	75%	74%	76%	77%	73%	76%	78%	77%	79%	77%	71%	75%	74%	77%	76%	77%	77%	78%	78%	76%	77%	76%	73%

	1/26/2010	2/2/2010	2/9/2010	2/16/2010	2/23/2010	3/2/2010	3/9/2010	3/16/2010	3/23/2010	3/30/2010	4/6/2010	4/13/2010	4/20/2010	4/27/2010	5/4/2010	5/11/2010	5/18/2010	5/25/2010	6/1/2010	6/8/2010	6/15/2010	6/22/2010	6/29/2010	7/6/2010	7/13/2010
Overall Satisfaction	78%	78%	73%	71%	75%	75%	73%	71%	75%	77%	77%	76%	78%	78%	79%	77%	75%	77%	76%	77%	73%	73%	76%	74%	76%

	7/20/2010	7/27/2010	8/3/2010	8/10/2010	8/17/2010	8/24/2010	8/31/2010	9/7/2010	9/14/2010	9/21/2010	9/28/2010	10/5/2010	10/12/2010	10/19/2010	10/26/2010	11/2/2010	11/9/2010	11/16/2010	11/23/2010	11/30/2010	12/7/2010	12/14/2010	12/21/2010	12/28/2010	1/4/2011
Overall Satisfaction	74%	73%	70%	77%	76%	76%	75%	70%	75%	73%	75%	75%	78%	76%	79%	81%	82%	79%	81%	80%	79%	78%	79%	72%	74%

	1/11/2011	1/18/2011	1/25/2011	2/1/2011	2/8/2011	2/15/2011	2/22/2011	3/1/2011	3/8/2011	3/15/2011	3/22/2011	3/29/2011	4/5/2011	4/12/2011	4/19/2011	4/26/2011	5/3/2011	5/10/2011	5/17/2011	5/24/2011	5/31/2011	6/7/2011	6/14/2011	6/21/2011	6/28/2011
Overall Satisfaction	79%	78%	78%	71%	76%	74%	70%	77%	73%	73%	72%	75%	77%	76%	73%	75%	78%	74%	77%	77%	77%	77%	76%	75%	76%